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                               April 12, 2022

       Jing-Bin Chiang
       Chief Executive Officer
       J-Star Holding Co., Ltd.
       7/F-1, No. 633, Sec. 2, Taiwan Blvd.
       Xitun District, Taichung City 407
       Taiwan (R.O.C.)

                                                        Re: J-Star Holding Co.,
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed March 21,
2022
                                                            File No. 333-263755

       Dear Mr. Chiang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed March 21, 2022

       Cover Page

   1. We note your disclosure in the second paragraph on the cover page and the disclosure in the three bullet points
after the second paragraph. Please revise your disclosure to acknowledge that
Chinese regulatory authorities could disallow your corporate structure, which would likely
result in a material change in your operations and/or a material change in the value of the
securities you are registering for sale, including that it could cause the value of such
securities to significantly decline or become worthless.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
 Jing-Bin Chiang
FirstName   LastNameJing-Bin Chiang
J-Star Holding  Co., Ltd.
Comapany
April       NameJ-Star Holding Co., Ltd.
       12, 2022
April 212, 2022 Page 2
Page
FirstName LastName
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include corresponding disclosure in the prospectus summary.
3.       We note your disclosure in the third paragraph of the cover page about actions
         and statements and the impact. Please clarify whether these recent statements and
         regulatory actions by China   s government have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please include corresponding disclosure in the prospectus summary.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries or to investors, and quantify the amounts where applicable. Do not limit your disclosure on the cover page to dividends, as is currently suggested and in light of the disclosures beginning on page 8. Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether your subsidiaries have ever faced difficulties or limitations on their ability to transfer cash between subsidiaries, and whether your subsidiaries have cash management policies that dictate the amount of such funding. Also, disclose whether your subsidiaries have cash management policies/procedures that dictate how funds are transferred.
Risks Related to this Offering and Ownership of Our Ordinary Shares, page 5

5. Please revise the disclosure in the first bullet point on page 5 to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021.
PRC Approvals, page 6

6. We note your response to prior comment 2. Regarding your disclosure about pre-approval requirements to conduct your offering and permissions to conduct your business, identify counsel and file the consent of counsel if you relied on the advice of counsel. If you did not consult counsel, please explain why you did not do so.
Proposed PRC Cybersecurity Measures, page 6

7. Generally, please ensure that your discussion of PRC laws, rules and regulations is current. For example, we note the references on pages 6, 15, 18 and 30 to the amendment after it becomes "effective on February 15, 2022." If you relied on counsel in determining you are not subject to CAC regulation, please identify counsel and file their consent as an
 Jing-Bin Chiang
J-Star Holding Co., Ltd.
April 12, 2022
Page 3
       exhibit. If you did not consult counsel, explain why you did not consult counsel.
Enforceability of Civil Liabilities, page 51

8. We note the disclosure on pages 118-119 about your officers and directors. Please revise the disclosure on page 51 to discuss, if applicable, the extent to which your directors and officers are nationals or residents of the PRC and discuss the difficulty of bringing actions against them and enforcing judgments against them. Also, revise the appropriate risk factor to highlight such risk.
Exhibits

9. Please have counsel revise its opinion to remove the assumption in sections 2(f) and (h) of exhibit 5.1 or tell us why they believe those assumptions are appropriate.
General

10. Page 121 and Exhibits 99.1-99.3 indicate there are director nominees. The signatures page and disclosure on pages 118-119 indicate the nominees are actually already serving as directors. Please reconcile.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameJing-Bin Chiang
                                                             Division of
Corporation Finance
Comapany NameJ-Star Holding Co., Ltd.
                                                             Office of
Manufacturing
April 12, 2022 Page 3
cc:       Lawrence S. Venick, Esq.
FirstName LastName